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                                                                       Exhibit 6

                             [Letterhead of Cendant]

                                                 January 27, 1998

Board of Directors
American Bankers Insurance Group, Inc.
11222 Quail Roost Drive
Miami, Florida 33157

Attention: Mr. R. Kirk Landon, Chairman

Dear Members of the Board:

            On behalf of Cendant Corporation we are pleased to submit a proposal to acquire American Bankers Insurance Group, Inc. for $58 per common share payable in cash and stock. Our proposal, representing a premium of $11 (in excess of 23%) over the value of American International Group's proposal, is demonstrably superior to the AIG proposed transaction.

            Several months ago one of our senior executives had discussed with Mr. Gaston our interest in pursuing a business combination with American Bankers. As recently as December, in response to our inquiry as to whether American Bankers was engaged in discussions relating to an acquisition and to our expression of Cendant's strong interest in exploring such a transaction with American Bankers, Mr. Gaston said that American Bankers was not pursuing any acquisition transaction, and suggested that he meet with our senior executive in early January to discuss the matter further. In view of this, it is particularly disappointing that we were not made aware that American Bankers was interested in pursuing acquisition proposals and, accordingly, we did not have the opportunity to submit an offer prior to the announcement of your proposed transaction with AIG.
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Board of Directors
January 27, 1998
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            We would have liked to discuss our proposal directly with you.
However, the terms of Section 6.2 of your agreement with AIG purport to prohibit discussions with us or any other party until 120 days following the date of such agreement, at which time, as both you and AIG have publicly stated, the acquisition of American Bankers by AIG likely will have been completed, making any discussions between us irrelevant. We believe this is an extraordinary measure and raises questions about whether it is in the best interests of American Bankers' shareholders.

            Accordingly, we will be commencing promptly a cash tender offer directly to American Bankers' shareholders for 51% of American Bankers' shares at a price of $58 per common share to be followed by a second step merger in which shares of Cendant common stock with a fixed value of $58 per share will be exchanged on a tax-free basis for the balance of American Bankers' common stock and each share of American Bankers' preferred stock will be converted into one share of Cendant preferred stock having substantially similar terms, except that such shares will be convertible into shares of Cendant common stock calculated in accordance with the terms of the American Bankers' preferred stock.

            The provisions in your agreement with AIG include highly unusual and restrictive conditions which, in fact, represent a virtual forfeiture of the Board's fundamental mandate of protecting the interests of shareholders. Accordingly, we have today commenced litigation in federal court in Miami to ensure that your shareholders will have the opportunity to consider our offer and to assist your board in fulfilling its fiduciary obligations and to resolve certain other issues.
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Board of Directors
January 27, 1998
Page 3


            Although we have determined that it is both necessary and appropriate, under the circumstances, to commence our cash tender offer and litigation, our strong preference would be to enter into a merger agreement with you containing substantially the same terms and conditions (other than price and inappropriate terms) as your proposed transaction with AIG.

            In addition to its significant economic superiority, the merits and the strategic value of the combination of Cendant and American Bankers are compelling. Cendant (NYSE:CD) is the product of the recent combination of CUC International Inc. and HFS Incorporated, creating the world's largest consumer and business services company. Cendant interacts with approximately 170 million customers and members around the world, several times each year. Cendant is investment grade rated and has a market value of approximately $30 billion. Cendant's 1997 revenues and net income are estimated by Wall Street analysts at approximately $5.1 billion and $900 million, respectively. Cendant has recently announced its acquisition of Providian Direct, a direct marketer of automobile insurance. Under separate cover, we have sent a copy of the proxy statement for the merger that created Cendant.

            Cendant's vision for American Bankers is one of exceptional growth and opportunity, which involves utilizing Cendant's distribution channels and customer base as an outlet for American Bankers' products and capitalizing on American Bankers existing relationship with financial institutions and retailers to increase penetration of Cendant's products. Consistent with this vision, and Cendant's past strategic acquisition practices, Cendant would expect American Bankers' management to continue with the company, would not expect significant employment reductions and would expect American Bankers to continue to maintain its headquarters in Miami.

            The price we are offering in our proposal clearly provides significantly greater value to your shareholders than the proposed transaction with AIG. It would also benefit Cendant's shareholders and be accretive to earnings within the first year. Our proposal is not subject
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Board of Directors
January 27, 1998
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to any due diligence or financing condition and the funds for the cash portion of our offer are available from existing cash resources and under our credit facilities. In addition, Cendant, having acquired control of insurers in the past, is extremely familiar with the insurance regulatory process, has obtained approvals of the type required to implement this proposal and will be able to complete our proposed transaction on a timely basis.

            Accordingly, we strongly believe that you are obligated by principles of fiduciary duty to consider and accept our proposal. Consistent with your clear fiduciary duties, we expect you will provide us with at least the same information you furnished to AIG in the course of your discussions and negotiations with them and that you will discuss and negotiate with us the details of our proposal. In addition, you should take whatever other actions are reasonably necessary or appropriate so that we may operate on a level playing field with AIG and any other companies which may be interested in acquiring American Bankers.

            Our Board of Directors is fully supportive of our proposal and has unanimously authorized and approved it and no other Cendant approval is required for this transaction. Consistent with our Board of Directors' action, we and our advisors stand ready to meet with you and your advisors at your earliest convenience. We want to stress that we are flexible as to all aspects of our proposal and are anxious to proceed to discuss and negotiate it with you as soon as possible.

            Should you find it helpful to do so in connection with reviewing and considering our proposal, you and your advisors should feel free to contact our outside advisors: Steven B. Wolitzer of Lehman Brothers and Jack Levy of Merrill Lynch & Co., our financial advisors, and David Fox of Skadden, Arps, Slate, Meagher & Flom LLP, our legal counsel.
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Board of Directors
January 27, 1998
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            Personally and on behalf of our colleagues at Cendant, we look forward to hearing from you soon and working with you on our proposal.

                                  Sincerely,


                                  /s/ Henry R. Silverman   /s/ Walter A. Forbes

                                  Henry R. Silverman       Walter A. Forbes
                                  President and            Chairman
                                  Chief Executive
                                    Officer

cc: All Directors